SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                              DR. OWL ONLINE, INC.
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                                (Name of Issuer)


                         Common Stock, par value $.0001
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                         (Title of Class of Securities)


                                  26138T 20 5
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                                 (CUSIP Number)

                              Dr. Owl Online, Inc.
                              3212 Wickford Drive
                              Wilmington, NC 28409
                             Attn: Wayne Coverdale
                                 (910) 392-7690
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 23, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26138T 20 5


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Moez Nagji
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO(1)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,406,675 (2)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,406,675 (2)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,406,675 shares of common stock, par value $.0001 per share
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     12.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Dr. Owl Online, Inc., a Texas corporation effected an exchange transaction with GPEH Corp., a Delaware corporation, pursuant to which the stock holders of GPEH Corp. exchanged their share of GPEH Corp. common stock for shares of Dr. Owl Online, Inc.'s common stock on a one for one basis. GPEH Corp. became a wholly-owned subsidiary of Dr. Owl Online, Inc. The reporting person's respective consideration consists of such person's shares of GPEH Corp.'s common stock that were exchanged for shares of Dr. Owl Online, Inc.'s common stock.

     (2) Mr. Nagji disclaims beneficial ownership of an aggregate of 726,450 shares of common stock held by Mr. Nagji's spouse and children.

CUSIP No. 26138T 20 5


________________________________________________________________________________
Item 1.  Security and Issuer.

     The Class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.0001 per share (the "Common Stock"), of Dr. Owl Online, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3212 Wickford Drive, Wilmington, North Carolina 28409.
________________________________________________________________________________
Item 2. Identity and Background.

     (a)  Moez Nagji;

     (b)  6189 Moores Creek Drive, Summerfield, North Carolina 27358;

     (c) The reporting persons serves as Vice President, Chief Financial Officer and Treasurer of the Issuer;

     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding;

     (e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

     (f)  United States of America.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Dr. Owl Online, Inc., a Texas corporation effected an exchange transaction with GPEH Corp., a Delaware corporation, pursuant to which the stockholders of GPEH Corp. exchanged their shares of GPEH Corp. common stock for shares of Dr. Owl Online, Inc.'s common stock on a one for one basis. GPEH Corp. became a wholly-owned subsidiary of Dr. Owl Online, Inc. The reporting person's respective consideration consists of such person's shares of GPEH Corp.'s common stock that were exchanged for shares of Dr. Owl Online, Inc.'s common stock.
________________________________________________________________________________
Item 4. Purpose of Transaction.

     The reporting person acquired the shares identified in this transaction for investment purposes only. As a result of the exchange transaction, Mr. Nagji was appointed to the Issuer's Board of Directors.
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     Based upon the Issuer's stock transfer records as of April 23, 2003, there were 20,142,500 shares of Common Stock issued and outstanding. The following chart represents the number of shares held by the reporting person and the percentage deemed to beneficially owned by such reporting person, as calculated pursuant to Rule 13d-3 of the Exchange Act as of April 23, 2003.


                                     Number of                  Percnetage of
     Reporting Person           Shares Held Directly              Ownership
--------------------------------------------------------------------------------
        Moez Nagji                  2,406,675                       12.0
--------------------------------------------------------------------------------

     Except as set forth herein, the reporting person has not effected any transactions in shares of the Common Stock during the past 60 days.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


Not Applicable
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 5, 2003
----------------------------------------
(Date)


 /s/ Moez Nagji
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(Signature)


Moez Nagji
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(Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).